Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated November 15, 2012

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The SandP 500(R) Daily RC2 8% Excess Return Index
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Performance Update - November 2012

OVERVIEW
The SandP 500(R) Daily 8% RC2 Excess Return Index (the "Index" or "SandP 500
Daily RC2") is intended to provide investors with exposure to broad U.S equities with the potential for greater stability and lower overall risk when compared to the SandP 500(R) Total Return Index.

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Hypothetical and Actual Historical Performance
(October 31, 2002 to October 31, 2012)(1)

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Hypothetical Index Volatility and Leverage
(October 31, 2002 to October 31, 2012)(2)

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Key Features of the Index

o  Exposure  to the SandP 500(R)  Total  Return  Index with the  overlay of a risk control mechanism that targets an annualized volatility of 8%

o Ability to dynamically  allocate  exposure  between the SandP 500(R) Total Retur
Index and US government bond futures

o Exposure  adjusted on a daily basis based on the historical  volatilities  and correlations between the SandP 500(R) Total Return Index (the "Underlying Equity
Index") and the SandP 10 Year Treasury Note Futures Index Total Return (the
"Underlying Bond Index")

o Potential for enhanced returns compared with the first generation Risk Control
Indices via an allocation in US government bond futures

o Levels published daily by Standard and Poor's on Bloomberg under the ticker
SPX8UE2

Recent Index Performance
                        October 2012      September 2012        August 2012
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Historical Return2          -1.51%             1.63%                1.19%
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Comparative Hypothetical and Historical Total Returns (%), Volatility (%)
and Correlation - October  31, 2012

                         Three Year  Five Year  Ten Year   Ten Year    Ten Year
              One Year   Annualized  Annualized Annualized Annualized  Sharpe   Correla-
              Return1    Return1     Return1    Return1    Volatility4 Ratio5   tion4
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SandP 500(R)
RC2 8% Excess
Return Index  8.7%        8.5%        3.5%       5.0%       7.8%        64.0%    100.0%
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SandP 500(R)
Index         12.7%      10.9%       -1.8%       4.8%      20.5%        23.2%     78.7%
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                                                                      November  7, 2012

Notes
1 Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing levels from October 31, 2002 through June 2, 2011, and the actual historical performance of the Index based on the daily Index closing level from June 3,
2011 through October 31, 2012, as well as the performance of the SandP 500(R)
Index over the same period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns calculated arithmetically (not compounded). There is no guarantee the Index will outperform the SandP 500(R) Index or any alternative investment strategy.
Source: Bloomberg and JPMorgan.

2 Calculated based on the annualized standard deviation for the ten year period prior to October 31, 2012. Past performance is not indicative of future returns.

3 The historical volatility levels of the SandP 500(R) Index are presented for informational purposes only and have inherent limitations. For the purpose of this graph, volatility is calculated in accordance with Standard and Poor's official methodology used in the calculation of the SandP 500(R) RC2 Index. No representation is made that in the future the SandP 500(R) Index will have the volatility shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.
The hypothetical equity exposure obtained from such back-testing should not be considered indicative of the actual exposure that would be assigned during your investment in the Index. No representation is made that the actual performance of the Index would result in exposure consistent with the hypothetical exposure displayed in the preceding graph. Actual annualized volatilities and exposures will vary, perhaps materially, from this analysis. Source: Bloomberg and
JPMorgan.

4 Correlation is calculated from the historical returns, as applicable to the relevant measurement period, of the SandP 500(R) Index (the "Underlying Index")
over a six-month observation period. Correlation refers to the degree that the
SandP 500 RC2 8% Excess Return Index has changed relative to daily changes in the SandP 500 Index Index for the ten year period prior to October 31, 2012.

5 For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

Key Risks

o The Index has a limited operating history and may perform in unexpected ways
-- the Index began publishing on June 3, 2011 and, therefore, has a limited history. SandP has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations and do not reflect actual trading, liquidity constraints, fees and other costs.

o The Index may not be successful, may not outperform either underlying index and may not achieve its target volatility --no assurance can be given that the volatility strategy will be successful or that the Index will outperform the
Underlying Equity Index or the Underlying Bond Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Equity
Index. We also can give you no assurance that the Index will achieve its target volatility of 8%.

o The Index may significantly underperform the Underlying Equity Index --the
Index is designed to allocate its exposure between the Underlying Equity Index and the Underlying Bond Index in a manner that results in the Index targeting a volatility of 8%.It is not possible to predict the level of exposure that the
Index will have to either the Underlying Equity Index or Underlying Bond Index over a given period of time. However the Index will likely have less, and possibly significantly less, than 100% exposure to the Underlying Equity Index over a period of time. Consequently, if the Underlying Equity Index increases in value over the applicable period, the Index will likely underperform the
Underlying Equity Index, possibly significantly, over the same period if the
Underlying Bond Index declines or does not increase in value to the same extent over that period. If the Underlying Equity Index and the Underlying Bond Index
are negatively correlated and the Index has relatively high exposure to the
Underlying Bond Index and relatively low exposure to the Underlying Equity
Index, the Index may experience a significant negative performance even as the
Underlying Equity Index rises.

o In certain circumstances, the Index will be notionally invested, in part, in cash, on which no interest or other return will accrue --in certain circumstances the Index will be solely allocated to the Underlying Equity Index with a weight less than 100% and with the balance notionally allocated to cash.
No net return or interest will accrue on any such portion of the Index exposure that is notionally allocated to cash, and such portion may be significant. Such portion is effectively uninvested.

o The Index is subject to the negative impact of an interest deduction--because the Index is an excess return index, the level of the Index reflects the weighted returns of the Underlying Indices less an interest deduction, which is generally based on the return from a synthetic daily roling 3- month bond, with reference to the 2-month and 3-month U.S. LIBOR rates. As a result, the performance of the Index will be subject to the negative impact of those interest rates.

Key Risks Continued
o The returns of the Underlying Indicies may offset each other or may become correlated in decline --at a time when the value of one Underlying Index increases, the value of the other Underlying Index may not increase as much or may even decline, offsetting the potentially positive effect of the performance of the former Underlying Index on the performance of the Index. Historically, the performance of the Underlying Equity Index has often been negatively correlated with the performance of the futures contracts underlying the
Underlying Bond Index. It is also possible that the returns of the Underlying
Indices may be positively correlated with each other. In this case, a decline in one Underlying Index would not moderate the effect of a decline in the other
Underlying Index on the performance of the Index, but would rather exacerbate
it. As a result, the Index may not perform as well as an alternative index that tracks only one Underlying Index.

o Our affiliate, J.P. Morgan Securities LLC ("JPMS") helped develop the SandP
500(R) Daily RC2 8% Excess Return Index. JPMS worked with SandP in developing the guidelines and policies governing the composition and calculation of the
SandP 500(R) Daily RC2 8% Excess Return Index. Although judgments, policies and determinations concerning the SandP 500(R) Daily RC2 8% Excess Return Index were made by JPMS, JPMorgan Chase and Co., as the parent company of JPMS, ultimately controls JPMS. In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the
SandP 500(R) Daily RC2 8% Excess Return Index. JPMS is under no obligation to consider your interests as an investor.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.

Index Disclaimers
"Standard and Poor's(R)," "SandP(R)," "SandP 500(R)" and "SandP 500(R) Daily RC2
8% Excess Return" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by SandP, and SandP makes no representation regarding the advisability of purchasing CDs issued by JPMorgan
Chase Bank, N.A. SandP has no obligation or liability in connection with the administration, marketing, or trading of products linked to the SandP 500(R)
Daily RC2 8% Excess Return Index.

For more information on the Index and for additional key risk information see
Page 4 of the Strategy Guide at
http://www.sec.gov/Archives/edgar/data/19617/000095010312003744/dp31800_fwp-rc2.htm

DISCLAIMER
JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the "SEC")
for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities.
You may get these documents without cost by visiting EDGAR on the SEC Website at
www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-177923

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J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com